Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Manhattan Bagel Company, Inc.	New Jersey
Chesapeake Bagel Franchise Corp. (f/k/a CBB Acquisition Corp.)	New Jersey
Einstein and Noah Corp. (f/k/a Einstein Acquisition Corp.)	Delaware
Einstein/Noah Bagel Partners, Inc.	California
I. & J. Bagel, Inc.	California